EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges

Metals USA Holdings Corp.

	Years Ended December 31,
	2007	2008	2009	2010	2011
	(dollars in millions)
COMPUTATION OF EARNINGS
Income before taxes	$18.7	$118.7	$6.3	$17.8	$98.5
Net interest expense	87.0	87.9	63.5	38.9	36.6
Interest portion of operating lease expense	6.7	6.4	6.3	4.9	5.4

Earnings	$112.4	$213.0	$76.1	$61.6	$140.5

COMPUTATION OF FIXED CHARGES
Net interest expense	$87.0	$87.9	$63.5	$38.9	$36.6
Capitalized interest	—	—	—	—	—
Interest portion of operating lease expense	6.7	6.4	6.3	4.9	5.4

Fixed Charges	$93.7	$94.3	$69.8	$43.8	$42.0

RATIO OF EARNINGS TO FIXED CHARGES	1.2x	2.3x	1.1x	1.4x	3.3x